UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 6-K

___________________________

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number: 001-38376

___________________________

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

  ___________________________

Port Central S.A.

(Translation of registrant’s name into English)

  ___________________________

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

 (Address of principal executive offices)

 ___________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.

English translation of an excerpt of the minutes of a meeting of the Board of Directors of Central Puerto S.A. that approved the Financial Statements of the Quarter ended on June 30, 2022, dated August 5, 2022, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on August 5, 2022

2.

English translation of a notice sent to the Buenos Aires Stock Exchange (Bolsa y Mercados Argentinos S.A., or the BYMA) regarding the information set forth in Section 63 of the Buenos Aires Stock Exchange Regulations dated August 5, 2022

3.

English translation of an excerpt of the minutes of a meeting of the Audit Committee of Central Puerto S.A. dated August 5, 2022, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on August 5, 2022

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 8, 2022	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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Relevant part of the Minutes of Central Puerto S.A.

Board of Directors’ Meeting held on August 5, 2022

Minutes No. 370: In the City of Buenos Aires, on August 5, 2022, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) meets, with the presence of directors Marcelo Atilio SUVA, Miguel DODERO, José Luis MOREA, Diego PETRACCHI, Tomas WHITE, Martin LHEZ, Martina BLANCO, Ignacio VILLAMIL, Mario ELIZALDE, Jorge Eduardo VILLEGAS and Guillermo PONS. Also present are Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON, members of the Company’s Statutory Audit Committee. Mr. Chairman informs that this meeting is held via videoconference, taking into account the provisions of Section 23 of the Bylaws of CPSA, which establishes that the Board of Directors is also entitled to hold meetings with its members communicated by videoconference. Quorum being present to validly hold the meeting, it commences at 4 pm. Then, the (…) second item on the Agenda is open for discussion: 2) APPROVAL OF THE CONSOLIDATED STATEMENT OF INCOME, CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, CONSOLIDATED BALANCE SHEET, CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, CONSOLIDATED CASH FLOW STATEMENT, COMPLEMENTARY NOTES, INDIVIDUAL STATEMENT OF INCOME, INDIVIDUAL STATEMENT OF COMPREHENSIVE INCOME, INDIVIDUAL BALANCE SHEET, INDIVIDUAL CASH FLOW STATEMENT AND BRIEF FOR THE SIX-MONTH FISCAL PERIOD ENDED JUNE 30, 2022. Mr. Osvaldo RECA asks Mr. Juan Avigliano, Accounting and Accounts Manager, to present the topic. Mr. Juan Avigliano takes the floor and informs that the Board of Directors must consider and approve the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, Consolidated Balance Sheet, Consolidated Statement of Changes in Shareholders’ Equity, Consolidated Cash Flow Statement, Complementary Notes, Individual Statement of Income, Individual Statement of Comprehensive Income, Individual Balance Sheet, Individual Cash Flow Statement, and Brief for the six-month fiscal period ended June 30, 2022. Such documentation was previously known by the Board of Directors. After a short debate and after acknowledging the Statutory Audit Committee report and the reports by the Independent Auditors, the members of the Board of Directors unanimously approve the Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Balance Sheet, Consolidated Statement of Changes In Shareholders’ Equity, Consolidated Cash Flow Statement, Complementary Notes, Individual Statement of Income, Individual Statement of Comprehensive Income, Individual Balance Sheet, Individual Cash Flow Statement and Brief for the six-month fiscal period ended June 30, 2022. Mr. Osvaldo RECA remains on the floor and informs to the people present about the compliance status with the General Resolution No. 611/12 of the Argentine Securities Commission. In that sense, Mr. Osvaldo RECA informs that the Company is aware of the Reconciliation between the Professional Accounting Standards (NCP for its acronym in Spanish) and the International Financing Reporting Standards (IFRS) (the “Standards”), which apply to the investments that the Company keeps with Termoeléctrica Manuel Belgrano S.A., Termoeléctrica José de San Martín S.A., Central Vuelta de Obligado S.A., Transportadora de Gas del Mercosur S.A, CP Renovables S.A., Vientos La Genoveva S.A.U, Vientos La Genoveva II S.A.U. and Proener S.A.U., all companies which are periodically monitored by the Company, therefore, it can be concluded that all significant items with a different treatment from the Standards have been considered in the Reconciliation, and the Board of Directors of the Company unanimously approves the Reconciliation thereof. (…) Before adjourning the meeting, the Statutory Auditor Cesar Halladjian takes the floor representing the Statutory Audit Committee to put on record the frequency of the decisions taken in this meeting as per the Bylaws, the Argentine Business Entities Act and the CNV General Resolution No. 830/20. There being no further business to transact, the meeting is adjourned at 4.30 p.m.

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BUENOS AIRES, August 5, 2022 Notice: CPSA-GG-N-0263/22-AL

Bolsa de Comercio de Buenos Aires

Subject: Information set forth by Section 63 of Buenos Aires Stock Exchange Regulations

Dear Sir /Madam,

We contact you in compliance with the abovementioned section so as to inform that on August 5, 2022, the Board of Directors of Central Puerto S.A. approved the financial statements and other documentation for the period ended June 30, 2022 and has acknowledged the corresponding reports of the Auditor and the Statutory Audit Committee.

Regard being had to the foregoing, we inform the following:

1. Income (loss) for the six-month period ended June 30, 2022:

ARS 000
Income (loss) for the period
attributable to shareholders of the Company	7,928,463
attributable to non-controlling shareholding	45,849
Total income(loss) for the period- Income	7,974,312

2. Other comprehensive income (loss) for the six-month period ended June 30, 2022:

ARS 000
Other comprehensive income (loss) for the period
attributable to shareholders of the Company	-
attributable to non-controlling shareholding	-
Total other comprehensive income (loss) for the period	-

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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3. Total comprehensive income (loss) for the six-month period ended June 30, 2022:

ARS 000
Net comprehensive income (loss) for the period
attributable to shareholders of the Company	7,928,463
attributable to non-controlling shareholding	45,849
Total net comprehensive income (loss) for the period-Income	7,974,312

4. Shareholders’ equity details divided in items and amounts as at June 30, 2022

ARS 000
Share Capital – Face Value	1,514,022
Capital adjustment	54,248,860
Statutory reserve	8,595,748
Optional reserve	112,087,661
Other accounts of equity	(4,040,634)
Retained earnings	7,928,463
Non-controlling shareholding	158,048
Total	180,492,168

attributable to shareholders of the Company	180,334,120
attributable to non-controlling shareholding	158,048

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5. Controlling shareholding

As a consequence of the merger between Central Puerto S.A., in its capacity as parent company and Operating S.A. (“OPER”), Hidroneuquén S.A. (“HNQ”) and Sociedad Argentina de Energía S.A. (“SADESA”), all in their capacity as acquired companies and, as a consequence of the corresponding acquired companies’ shares swap, none of the shareholders of Central Puerto S.A. holds a controlling interest.

Finally, it is important to highlight the fact that share capital is under public offering and it is listed in the Buenos Aires Stock Exchange (“BCBA”) and; since February 2, 2018, in the New York Stock Exchange (“NYSE”). Therefore, shareholding may experience variations, which the company may not be aware of.

Yours sincerely,
Leonardo Marinaro Head of Market Relations CENTRAL PUERTO S.A.

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Minutes No. 405

In the City of Buenos Aires, on August 5, 2022, at 5 p.m, the members of the Statutory Audit Committee of Central Puerto S.A. (the “Company”), César Halladjian, Eduardo Erosa and Juan Nicholson meet to consider the (...) first item on the Agenda: 1. CONSIDERATION OF THE STATEMENT OF INCOME, STATEMENT OF COMPREHENSIVE INCOME, BALANCE SHEET, STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, CASH FLOW STATEMENT, COMPLEMENTARY NOTES AND ANNEXES AND BRIEF FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022. ISSUANCE OF THE STATUTORY COMMITTEE REPORT. Mr. Halladjian takes the floor and states that the Statutory Audit Committee must give an opinion on the Statement of Income, Statement of Comprehensive Income, Balance Sheet, Statement of Changes in Shareholders’ Equity, Cash Flow Statement, Complementary notes and annexes and brief for the six-month period ended June 30, 2022. After a brief exchange of ideas and taking into account the clarifications and information provided by the Company’s Board of Directors, the members of the Statutory Audit Committee unanimously DECIDE to approve the contents of the Report issued by the Statutory Audit Committee, which is transcribed hereinbelow, and to delegate the task of signing the document to Mr. Cesar Halladjian:

STATUTORY AUDIT COMMITTEE’S REPORT

To the Shareholders of

CENTRAL PUERTO S.A.

Introduction

1. Pursuant to the regulations set forth in Subsection 5, Section 294 of the Argentine Business Entities Act No. 19950 and its amendments (the “Business Entities Act”) and the Rules set forth by the Buenos Aires Stock Exchange for the ‘Authorization, Suspension, Withdrawal and Cancelation of the listing of Securities’ (BCBA’s Listing Rules), we have examined the individual and consolidated financial statements of CENTRAL PUERTO S.A. and its subsidiaries, which are attached herein and which include: (a) the individual and consolidated Balance Sheets as at June 30, 2022, (b) the individual and consolidated statement of income and comprehensive income for the six-month period ended June 30, 2022, and the consolidated statement of changes in shareholders’ equity and the individual and consolidated statement of cash flow for the six-month period ended on that date and (c) a summary of the significant accounting policies and other explanatory information. The above mentioned documents are the responsibility of the Company’s Board of Directors in the execution of its exclusive duties.

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Scope of the work

2. Our work consisted on verifying that the significant information contained in the mentioned financial statements was consistent with the information about the Company’s decisions which were stated in the records, and that those decisions complied with the law and the Bylaws, both regarding formal and documentary requirements. For the purpose of performing this task, we have considered the independent auditor’s reports by the external auditor Germán E. Cantalupi, member of the firm Pistrelli, Henry Martin y Asociados S.R.L. Such reports, dated August 5, 2022 were issued in compliance with the International Standard on Review Engagement 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (“IAASB”). We have not performed any management control, and therefore, we have not assessed the criteria and business decisions regarding the administration, financing, commercialization and production, since it is the Board who bears exclusive responsibility for these matters. Therefore, our responsibility is limited to state an assessment regarding those documents and it is not extended to facts, acts, omissions or circumstances that we do not know, or that could not be inferred from the analysis of the information received by this Statutory Audit Committee during the execution of its duties. We consider that our work and the external auditor’s reports are a reasonable ground on which we can base our report.

Conclusion

3. Based on our review and the reports dated August 5, 2022, issued by accountant Germán E. Cantalupi, as member of the firm Pistrelli, Henry Martin y Asociados S.R.L, which review and reports were mentioned in paragraph 1, we found no evidence to conclude that the condensed interim financial statements mentioned in paragraph 1 were not prepared, in all their significant aspects, pursuant to the relevant regulations established in the Business Entity Act and the Argentine Securities Commission and the IAS 34.

Report on other legal and regulatory requirements

4. Pursuant to current regulations, we inform that:

a) The individual and consolidated financial statements indicated in paragraph 1 arise from accounting records carried, in their formal aspects, pursuant to the legal provisions in force.

b) The individual and consolidated financial statements indicated in paragraph 1 are recorded in the book Inventories and Balances and they comply with the Argentine Business Entities Act and the pertinent resolutions by the Argentine Securities Commission, to the scope of our competence.

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c) We have read the “Brief for the periods ended June 30, 2022, 2021, 2020, 2019 and 2018” and regarding our scope of work, we have no observations to make.

d) It is hereby expressed that the Company has complied with the provisions by Section 294 of the Argentine Business Entities Act which were considered necessary pursuant to the circumstances, in order to verify the compliance by the Company’s governing bodies with the Argentine Business Entities Act, the Bylaws and the decisions adopted in the Shareholders’ meetings, and there are no observations to be made.

City of Buenos Aires, Friday, August 5, 2022.

By the Statutory Audit Committee

CÉSAR HALLADJIAN

Statutory Auditor

The signing of the Financial Statements and the Statutory Audit Committee’s Report is delegated to Mr. Cesar Halladjian unanimously. (…) There being no further business to come before the meeting, the meeting is adjourned at 5.20 p.m.

César Halladjian	Eduardo Erosa	Juan Nicholson

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